UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated February 12, 2025, announcing preliminary financial results for the quarter ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: February 13, 2025	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release Q4 2024

SFL Corporation Ltd.

Preliminary Q4 2024 results and quarterly cash dividend of $0.27 per share

Hamilton, Bermuda, February 12, 2025, SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2024.

Highlights
•84th consecutive quarterly dividend declared, $0.27 per share
•Net profit of $20.2 million, or $0.15 per share in the fourth quarter
•Received charter hire1 of $231.7 million in the quarter, including $2.6 million of profit share
•Adjusted EBITDA2 of $124.0 million from consolidated subsidiaries, plus $7.9 million adjusted EBITDA2 from associated companies
•Issuance of a new $150 million five year bond
•Agreed sale of an older 1,700 teu feeder container vessel
•Exercise of purchase option by Golden Ocean on eight capesize bulkers
•Awarded approximately $48 million in compensation from Seadrill

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«We are pleased to execute on our growth strategy, with several new vessels and more than $2 billion fixed rate charter backlog added in 2024. Over the last decade SFL has transformed from a vessel financing provider to a maritime infrastructure company, with the majority of our charter backlog to investment-grade end users.

A key part of our value proposition is to own, operate and continuously upgrade the fleet to the highest standards, including fuel efficiency measures to reduce the carbon footprint for us and our customers. This has translated into multiple repeat transactions with blue chip customers, and increases the residual value and future marketability of vessels in our fleet.

Since the inception of the Company in 2004, we have returned $2.8 billion to our shareholders through 84 consecutive cash dividends. And in the process we have continuously demonstrated our ability to both renew and diversify our portfolio of assets and charters, supporting a sustainable long term distribution capacity.»

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.27 per share. The dividend will be paid on or around March 28, 2025. The record date and ex-dividend date on the New York Stock Exchange will be March 12, 2025.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

Results for the Quarter ended December 31, 2024

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $229.1 million in the fourth quarter of 2024, compared to $255.3 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $9.9 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type leases’ and gross charter hire from entities classified as ‘investment in associates’ for accounting purposes.

The net result in the fourth quarter was also impacted by non-recurring or non-cash items, including net negative mark-to-market effects from swaps of $2.0 million, negative mark-to-market effects from equity investments of $0.5 million, gain on sale of Green Ace of $5.4 million, and a decrease of $0.1 million in credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $20.2 million, or $0.15 per share.

Business Update

As of December 31, 2024 the estimated fixed rate charter backlog3 from the Company’s fleet of 80 wholly or partly owned vessels and newbuildings under construction was approximately $4.3 billion with a weighted remaining charter term of 6.7 years. Furthermore, approximately 67% of the fixed rate charter backlog is to customers with an investment grade credit rating.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include profit sharing features that may improve SFL’s operating results.

The majority of our vessels are employed on time charter contracts where SFL is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

During the quarter, the Company’s fleet generated gross charter hire4 of $231.7 million, including $2.6 million of profit share.

Container

SFL has a container fleet of 38 vessels, including five vessels on order. The container fleet generated approximately $85.4 million of charter hire in the quarter, including profit share from fuel savings.

The Company currently has five 16,800 teu container vessels under construction with scheduled delivery in 2028 at an aggregate construction cost of approximately $1 billion. The vessels will have LNG dual-fuel propulsion and the latest features in fuel efficiency and cargo intake optimization. Upon delivery the vessels will commence minimum ten-year time charters to a leading liner company, adding approximately $1.2 billion to our charter backlog.

In the fourth quarter, the Company sold the 2005-built 1,700 teu container vessel Green Ace for approximately $10.8 million and booked a gain of approximately $5.4 million. Subsequent to quarter end, the Company has agreed to sell the sister vessel Asian Ace for approximately $9.5 million, with expected delivery to the buyer in the second quarter of 2025, after expiry of the current charter. The vessel is debt free, and a gain of approximately $4 million is expected to be recorded in the second quarter.

3 Fixed rate backlog as of December 31, 2024 includes fully owned vessels, rigs and 100 % of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).
4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.

Car carrier

SFL has a car carrier fleet of seven vessels. The car carrier fleet generated approximately $26.4 million of charter hire in the quarter, including profit share from fuel savings.

Tanker

SFL has a fleet of 18 crude oil, product, and chemical tankers. The vessels generated approximately $42.2 million in charter hire during the quarter.

During the fourth quarter, the Company took delivery of the third newbuild LR2 product tanker SFL Tigris with a five-year time charter to Vitol, a world leading energy and commodities company.

SFL owns two 33,000 dwt dual-fuel chemical vessels with long term employment to Stolt Tankers. One vessel is employed on a fixed-rate charter and one vessel is trading in a pool with similar-sized vessels.

Dry Bulk

The Company has 15 dry bulk carriers which generated approximately $22.7 million in gross charter hire in the quarter, including profit share generated by our capesize vessels.

Seven dry bulk vessels, comprising of five supramax and two kamsarmax bulkers, were employed in the spot and short term charter market in the quarter and earned approximately $7.6 million in net charter hire.

Subsequent to quarter end, Golden Ocean exercised its purchase options for eight capesize vessels for $112 million in aggregate. The vessels will be redelivered to Golden Ocean during the third quarter of 2025, and net cash proceed after repayment of debt is estimated to approximately $50 million.

Energy

SFL owns two harsh environment drilling rigs, the large jack-up rig Linus and the ultra-deepwater semi-submersible rig Hercules. During the fourth quarter, the rigs generated approximately $54.9 million in contract revenues.

Linus is under a long-term contract with ConocoPhillips in Norway until May 2029. During the quarter, revenues from the rig were $20.2 million as the rig had its first full quarter of operation after its ten-year special survey in May-July 2024.

During the quarter, Hercules completed its drilling contract with Equinor in Canada and recorded approximately $34.7 million of contract revenue. The rig was mobilized to Norway in November and is currently warm-stacked pending new drilling contracts.

Financing and Capital Expenditure

As of December 31, 2024, SFL carried approximately $135 million of cash and cash equivalents on its balance sheet, with an additional $45 million available under undrawn credit lines, totalling approximately $180 million of available liquidity. The Company also had unencumbered vessels and marketable securities with a combined market value of approximately $79 million.

During the fourth quarter, SFL finalized a series of new financing and refinancing arrangements, including $226 million relating to refinancing of existing vessels and $55 million relating to a newly acquired vessel.

In December, the Company paid yard instalments of approximately $48 million relating to the newbuild order for five 16,800 teu LNG dual-fuel container vessels under construction. The remaining yard instalments are due closer to delivery and expected to be financed by pre- and post delivery credit facilities.

Subsequent to quarter end, SFL issued a $150 million senior unsecured, sustainability-linked bond in the Nordic credit market. The bonds were issued at 99.5% and will mature in 2030. The coupon is 7.75%, and net proceeds are expected to be used for new investments and general corporate purposes.

Corporate and other matters

In February 2025, there was a ruling in Oslo District Court in favor of SFL’s rig-owning subsidiary where subsidiaries of Seadrill Ltd. (“Seadrill”) were ordered to pay an amount equivalent to a total of approximately $48 million in compensation, including late payment interest and legal cost, as a result of its breach of contract upon redelivering Hercules to SFL in 2022. The ruling is subject to appeal from both sides by March 5, 2025.

Separately, there is a case due to commence later in 2025 in connection with certain capital spares delivered by Seadrill to a subsidiary of SFL in connection with the special survey of Hercules in 2023 where the parties disagree on the actual ownership and compensation of these spares.

The Board of Directors has authorized to issue approximately 60,000 new shares to employees, officers, and directors in settlement of options issued in February 2020 pursuant to the Company’s incentive program.

The Company has dividend reinvestment (“DRIP”) and “at the market” (“ATM”) offering programs, pursuant to which it may sell up to 10 million and $100 million of its common shares, respectively, from time to time.

In 2023, the Company’s Board of Directors also authorized the repurchase of up to an aggregate of $100 million of the Company's common shares, with approximately $90 million remaining available under the program. The authorization was reconfirmed in 2024 and is valid until June 2025.

Any of the above referenced transactions, including sale or repurchase of shares will be at the discretion of the Company and the timing (including the amount of any sale or repurchase of shares, as applicable) will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. SFL is not obligated under the terms of any board authorization, including in respect of the ATM, DRIP or share repurchase program, to issue, sell or repurchase any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Strategy and Outlook

SFL’s business model is to own and operate modern maritime assets in combination with long term charters to high quality companies in multiple end markets. Owning a diversified portfolio of vessels on long term charters provide high earnings visibility, lower residual value risk and lower concentration risk to an individual shipping market or specific customer. It further enables the Company to continuously reinvest in new assets and pay attractive dividends.

In parallel with acquiring new assets, the Company is also continuously focusing on reducing our carbon footprint. Following our most recent acquisitions, we will have 11 LNG dual-fuel vessels on the water and under construction, in addition to improving operational efficiency in our existing fleet. This is illustrated by ongoing upgrades to several of our large container vessels, where a combination of various hull and propeller modifications and cargo intake upgrades is expected to reduce fuel consumption per transported container by nearly 20%.

Further, we estimate that newbuild yard prices for standard vessels have increased by 30-40% the last few years due to inflationary pressure in international commodity prices and labor markets. This, combined with increased focus on premium vessel operations and fuel efficiency, could have profound implications for future shipping rates and the value of the vessels after the existing charter periods. The Board believes that owning a fleet of modern high quality maritime assets and continuing our efforts to optimize the vessels’ performance is key to capture this value for our shareholders.

Accounting Items

Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven container vessels as ‘Investment in sales-type leases’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of approximately $3.4 million.

Revenue and costs associated with drilling contracts are recorded in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers, which specifies that mobilization and demobilization fees (if applicable) and associated mobilization costs are to be recorded over the days spent drilling during the contracts.

Non-U.S. GAAP Financial Measures

In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

February 12, 2025

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
FOURTH QUARTER 2024 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2024
except per share data)	2024	2024	(unaudited)

Charter revenues: sales-type and leaseback assets (excluding charter hire treated as Repayments)(1)	508	535	2,439
Charter revenues: operating leases and rig revenue contracts	222,364	248,552	874,943
Profit share income	2,588	4,159	16,679
Other operating income	3,642	2,077	10,343
Total operating revenues	229,102	255,323	904,404
Gain on sale of assets and termination of charters	5,391	—	5,374

Vessel and rig operating expenses	(102,627)	(94,238)	(343,303)
Administrative expenses	(4,824)	(4,928)	(20,577)
Depreciation	(62,164)	(62,018)	(239,181)
Total operating expenses	(169,615)	(161,184)	(603,061)

Operating income	64,878	94,139	306,717

Results in associates	654	669	2,798
Interest income from associates	1,150	1,150	4,576
Interest income, other	2,711	2,280	9,189
Interest expense	(48,359)	(46,451)	(182,985)
Interest and valuation gain/(loss) on non-designated derivatives	(743)	(3,511)	276
Loss on investments in debt and equity securities	(502)	(145)	(854)
Other financial items	3,525	(542)	1,567
Taxes	(3,116)	(3,068)	(10,631)
Net income	20,198	44,521	130,653

Basic earnings per share ($)	0.15	0.34	1.01

Weighted average number of shares(2)	133,943,382	131,769,469	129,391,084
Common shares outstanding(2)	133,943,382	133,943,382	133,943,382
(1)‘Charter revenues: sales-type and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type & leaseback assets’ under US GAAP, which for the three months ended December 31, 2024 was $2.0 million (three months ended September 30, 2024: $2.0 million; full year 2024: $8.6 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 1.1 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FOURTH QUARTER 2024 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2023
(in thousands of $)	2024	2024	(audited)

ASSETS
Short term
Cash and cash equivalents(1)	134,551	163,807	165,492
Investment in marketable securities	3,736	4,579	5,104
Amount due from related parties	5,201	7,794	3,532
Investment in sales-type leases, current portion	35,135	37,136	20,640
Other current assets	137,395	159,989	103,291

Long term
Vessels, rigs and equipment, net	3,552,298	3,223,546	2,654,733
Vessels and equipment under finance lease, net	—	318,907	573,454
Capital improvements, newbuildings and vessel deposits	162,254	112,649	86,058
Investment in sales-type leases, long term	—	—	35,099
Investment in associates(2)	16,382	16,464	16,473
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	15,817	9,827	22,513

Total assets	4,107,769	4,099,698	3,731,389

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	689,045	395,281	432,918
Amount due to related parties	1,296	936	2,890
Finance lease liability, current portion	—	222,662	419,341
Other current liabilities	137,516	128,202	114,046

Long term
Long term interest bearing debt, net of deferred charges	2,150,417	2,204,512	1,713,828
Other long term liabilities	1,073	8,471	8,969

Stockholders’ equity	1,128,422	1,139,634	1,039,397

Total liabilities and stockholders’ equity	4,107,769	4,099,698	3,731,389
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
FOURTH QUARTER 2024 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2024
	2024	2024	(unaudited)
OPERATING ACTIVITIES
Net income	20,198	44,521	130,653
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,204	63,902	245,699
Adjustment of derivatives to fair value recognised in net income	2,005	4,258	4,708
Loss on investments in debt and equity securities	502	145	854
Results in associates	(654)	(669)	(2,798)
Gain on sale of assets and termination of charters	(5,391)	—	(5,374)
Repayment of investment in sales-type leases & leaseback assets	2,003	1,976	8,640
Other, net	(4,548)	3,216	(84)
Change in operating assets and liabilities	23,506	(36,743)	(12,437)
Net cash provided by operating activities	101,825	80,606	369,861

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(126,983)	(305,693)	(644,859)
Proceeds from sale of vessels and termination of charters	10,761	—	22,744
Cash received from associates	737	691	2,810
Collateral deposits returned/(paid) on swap agreements and other assets	(590)	(490)	1,800
Net cash used in investing activities	(116,075)	(305,492)	(617,505)

FINANCING ACTIVITIES
Repayment of finance lease liabilities	(222,662)	(168,891)	(419,341)
Proceeds from long and short term debt	297,662	746,325	1,398,389
Repayment of long and short term debt	(51,716)	(359,288)	(556,730)
Repurchase of Company bonds	(2,407)	(65,713)	(133,117)
Expenses paid in connection with securing finance	(1,131)	(9,591)	(13,723)
Principal settlements of cross currency swaps, net	—	—	(16,534)
Cash received for shares issued or repurchased	—	96,250	96,250
Cash dividends paid	(34,752)	(36,461)	(138,491)
Net cash provided by/(used in) financing activities	(15,006)	202,631	216,703

Net decrease in cash and cash equivalents	(29,256)	(22,255)	(30,941)
Cash and cash equivalents at beginning of period	163,807	186,062	165,492
Cash and cash equivalents at end of period	134,551	163,807	134,551

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2024 (UNAUDITED)

Condensed income statement data for the three months ended December 31, 2024

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	4,283
Interest expense, related party(2)	(574)
Interest expense, other	(3,088)
Other items	33
Net income (3)	654
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended December 31, 2024 was $3.6 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended December 31, 2024, the Company recorded approximately $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’

Condensed balance sheet data as of December 31, 2024

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,650
Investment in direct financing leases including current portion	220,896
Total assets	223,546

Short term and long term portions of lease liability	183,531
Other current liabilities	1,178

Long term loans from shareholders, net(2)	22,455

Stockholder's equity(3)	16,382

Total liabilities and stockholder's equity	223,546
(1)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9 % share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FOURTH QUARTER 2024 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Dec 31, 2024
(in thousands of $)	Company (excluding)	49.9% owned
	associates)	associates

Net cash provided by operating activities	101,825	4,111
Non cash movements in other assets and liabilities	(18,814)	82
Interest related to Non- Designated Derivatives	(1,262)	—
Interest expense	46,084	3,088
Interest income, other	(2,711)	—
Interest (income)/expense from associates	(1,150)	574

Adjusted EBITDA (1)	123,972	7,855
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments